Exhibit 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

Nine Months Ended Sept. 30,
Millions of Dollars, Except Ratios	2005	2004
Earnings:
Net income	$ 730	$ 525
Equity earnings net of distributions	(38)	(47)
Total earnings	692	478
Income taxes	239	235
Fixed charges:
Interest expense including amortization of debt discount	384	397
Portion of rentals representing an interest factor	163	145
Total fixed charges	547	542
Earnings available for fixed charges	$1,478	$1,255
Ratio of earnings to fixed charges	2.7	2.3